UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Korea Equity Fund, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

50063B104
(CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,117,359
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,117,359
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,117,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,117,359
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,117,359
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,117,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3%
14	TYPE OF REPORTING PERSON* IA

Item 1(a).                      Name of Issuer:

Korea Equity Fund, Inc.

Item 1(b).                      Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

Korea Equity Fund, Inc.
Worldwide Plaza
309 West 49th St
New York, New York 10019

Item 2.                           Identity and Background.

(a). This statement is being filed by City of London Investment Group PLC (“CLIG”) and City of London Investment Management Company Limited (“CLIM,” and together with CLIG, the “Reporting Persons”).

(b). The business address and principal executive offices of CLIG are 77 Gracechurch Street, London, EC3V 0AS, England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.  The business address and principal executive offices of CLIM are 77 Gracechurch Street, London, EC3V 0AS, England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c).  CLIM is primarily an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund (“EWF”), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund (“GBL”), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund (“IEM”), a private investment fund organized as a Delaware business trust, Emerging (BMI) Markets Country Fund (“BMI”), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund (“FREE”), a private investment fund organized as a Delaware business trust, Frontier Emerging Markets Fund (“FRONT”), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund (“PLUS”), a private investment fund organized as a Delaware business trust, International Equity CEF Fund (“IEF”), a private investment fund organized as a Delaware business trust, Emerging Markets Global Fund (“EMG”), a private investment fund organized as a Delaware business trust, Emerging Markets Investable Fund (“EMI”), a private investment fund organized as a Delaware business trust, Emerging Markets Free Fund (“EMF”), a private investment fund organized as a Delaware business trust, Global Emerging Markets Fund (“GEM”), a private investment fund organized as a Delaware business trust, Tradex Global Equity Fund (“Tradex”), an Ontario mutual fund, and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”).

The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and the Segregated Accounts.

(d). None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

(e). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.                          Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 4,117,359 Shares beneficially owned by the Reporting Persons was $36,252,923, inclusive of brokerage commissions. The aggregate purchase price of the 292,207 Shares owned directly by BMI was $3,110,558, inclusive of brokerage commissions. The aggregate purchase price of the 242,041 Shares owned directly by EWF was $2,210,282, inclusive of brokerage commissions. The aggregate purchase price of the 219,399 Shares owned directly by FREE was $1,982,370, inclusive of brokerage commissions. The aggregate purchase price of the 285,131 Shares owned directly by GBL was $2,730,477, inclusive of brokerage commissions.  The aggregate purchase price of the 105,054 Shares owned directly by IEM was $926,056, inclusive of brokerage commissions. The aggregate purchase price of the 61,295 Shares owned directly by PLUS was $553,441, inclusive of brokerage commissions.  The aggregate purchase price of the 98,676 Shares owned directly by EMF was $928,048, inclusive of brokerage commissions.  The aggregate purchase price of the 268,073 Shares owned directly by EMG was $2,343,110, inclusive of brokerage commissions.  The aggregate purchase price of the 218,019 Shares owned directly by EMI was $1,935,128, inclusive of brokerage commissions.  The aggregate purchase price of the 272,013 Shares owned directly by GEM was $2,229,317, inclusive of brokerage commissions.  The aggregate purchase price of the 2,055,451 Shares owned directly by the Segregated Accounts was $17,304,137, inclusive of brokerage commissions.

Item 4.                          Purpose of Transaction.

The Reporting Persons sent the letter attached as Exhibit A to the Chairman of the Fund.

Item 5.                          Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 4,117,359 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 42.3% of the 9.741 million Shares outstanding as of February 19, 2016, as last reported by the Fund. As of the date hereof, BMI, EWF, FREE, GBL, IEM, PLUS, EMF, EMG, EMI, GEM and the Segregated Accounts owned directly 292,207; 242,041; 219,399; 285,131; 105,054; 61,295; 98,676; 268,073; 218,019; 272,013 and 2,055,451 Shares, respectively, representing approximately 3.00%, 2.48%, 2.25%, 2.93%, 1.08%, 0.63%, 1.01%, 2.75%, 2.24%, 2.79% and 21.10% respectively, of the 9.741 million Shares outstanding as of February 19, 2016.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Values/Shares	Trade Price
Seg. Acct.	BUY	2/8/2016	7,100	6.89

(d). Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e). Not applicable.

Item 6.                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                        Materials to be Filed as Exhibits

See Letter dated March 16, 2016, attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

March 16, 2016

CITY OF LONDON INVESTMENT GROUP PLC

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title: Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

 / s/ Barry M. Olliff
Name: Barry M. Olliff
Title: Director

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Allan Bufferd	Non-Executive Director
Rian Dartnell	Non-Executive Director
Barry Aling	Non-Executive Director
Mark Dwyer	Executive Director
Tracy Rodrigues	Executive Director
Thomas Griffith	Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Thomas Griffith	Executive Director
Mark Dwyer	Executive Director
Tracy Rodrigues	Executive Director

Exhibit A

March 16, 2016

Mr. Rodney A. Buck, Chairman
Korea Equity Fund, Inc.
1857 West County Road
Calais, Vermont 05648

Dear Mr. Buck,

City of London Investment Management Company, Inc. (“City of London”) was, at the time of the most recent filing, the beneficial owner of in excess of 4,000,000 shares of common stock of Korea Equity Fund, Inc. (the “Fund”).  City of London submits the enclosed shareholder proposal for inclusion in the Fund’s proxy statement to be circulated to shareholders in advance of the Fund’s 2016 Annual Meeting.  City of London submits this proposal pursuant to Securities and Exchange Commission Rule 14a-8 promulgated under the Securities Exchange Act of 1934.  City of London’s material interest in the proposed business is limited to its capacity as beneficial owner of the shares acting as a Registered Investment Adviser.

This proposal requests that all investment advisory and management agreements between the Fund and Nomura Asset Management U.S.A. Inc. be terminated by the Fund at the earliest date the Fund is legally permitted to do so.

Shareholders have suffered from the Fund’s persistently wide discount, which was as wide as 15.1% during this calendar year [source: Bloomberg].  The imbalance between supply and demand for Fund shares has persisted over an extended period, as reflected by the widening discount trend highlighted in our previous letters. The Board failed to take measures to reduce the supply of Fund shares in order to meet demand. On the other side of the equation, the investment results delivered by the investment manager have been insufficient to increase demand for Fund shares.

In light of the inability of the Fund to increase demand for Fund shares, and in light of the absence of Board-initiated actions to reduce the supply of Fund shares, we believe we are left with no alternative other than to submit the proposal to terminate the investment management agreement.  We believe the Board could have taken steps – involving a tender, open-ending, merger or liquidation – to address the discount before it reached the point of no return, but failed to do so.

City of London has continuously owned at least $2,000.00 in market value of the common stock of the Fund for more than one year prior to the date of the submission of this proposal. Attached hereto are copies of City of London’s filings and any amendments thereto filed with the Securities and Exchange Commission by City of London demonstrating that City of London has beneficially and continuously owned at least $2,000.00 in market value of the common stock of the Fund for well in excess of 12 months.  City of London intends to continue to own at least $2,000.00 in market value of the common stock of the Fund at least through the date of the Fund’s 2016 annual meeting.

Please advise us immediately if this notice is deficient in any way or if any additional information is required so that we may promptly provide that information or cure any deficiencies.

Sincerely yours,

Jeremy Bannister
Director, Corporate Governance

Stockholder Proposal to Korea Equity Fund, Inc.
March 16, 2016

RESOLVED:  All investment advisory and management agreements between Korea Equity Fund, Inc. and Nomura Asset Management U.S.A. Inc. shall be terminated by the Fund, pursuant to the right of stockholders as embodied in Section 15(a)(3) of the Investment Company Act of 1940 and as required to be included in such agreements, at the earliest date the Fund is legally permitted to do so.

SUPPORTING STATEMENT

The relationship between supply and demand for Fund shares is clearly out of balance.  Shareholders have suffered from Korea Equity Fund’s persistently wide discount as reflected by the discount history (see table below).

Time Period	Discount
On December 31, 2015	13.0%
2015 full-year (average)	11.4%
2014 full-year (average)	10.1%
2013 full-year (average)	9.7%
2012 full-year (average)	9.4%
2011 full-year (average)	9.2%

Over an extended period, the Board of Directors failed to take measures to reduce the supply of Fund shares in order to better match supply and demand. On the other side of the equation, the investment performance delivered by the investment manager has been insufficient to increase demand for Fund shares.

The Board of Directors had many opportunities to take steps – possibly involving a tender, open-ending, merger or liquidation – to address the discount before it reached a point of no return. Instead, the Board of Directors acted to preserve the investment manager’s fee revenue which would have been diminished by a reduction in the number of shares in issue (i.e. by actions taken to reduce the supply of Fund shares). Demand for Fund shares is inadequate because the investment manager, Nomura Asset Management U.S.A. Inc., has failed to generate investment performance to counterbalance the current supply of Fund shares. The solution to this problem, therefore, is for shareholders to vote to terminate the investment management contract.

For the reasons outlined above, we urge stockholders to exercise their right pursuant to Section 15(a)(3) of the Investment Company Act to vote to terminate all investment advisory and management agreements with Nomura Asset Management U.S.A. Inc..